Colleen B. Meyer, Esq.
Ropes & Gray LLP
Three Embarcadero Center
San Francisco, CA 94111-4006

Re: DoubleLine Equity Funds
        File Nos. 333-186042 and 811-22790

Dear Ms. Meyer:

        On January 15, 2013, you filed a registration statement on Form N-1A for DoubleLine
Equity Funds (the "Trust"), consisting of three series: DoubleLine Equities Small Cap Growth
Fund, DoubleLine Equities Growth Fund, and DoubleLine Equities Global Technology Fund
(individually, the "Fund," and collectively, the "Funds"). We have reviewed the registration
statement, and have provided our comments below. For convenience, we generally organized
our comments using headings, defined terms, and page numbers from the registration statement.
Where a comment is made in one location, it is applicable to all similar disclosure appearing
elsewhere in the registration statement.

PROSPECTUS

Fund Summary — DoubleLine Equities Small Cap Growth Fund

Fees and Expenses of the Fund (Page 2)

1.   The table of Annual Fund Operating Expenses includes line items for "Acquired Fund
Fees and Expenses" and "Other Expenses." Please disclose in footnotes to the table that
Acquired Fund Fees and Expenses and Other Expenses are based on estimated amounts for the
current fiscal year. See Instructions 3(f)(vi) and 6(a) to Item 3 of Form N-1A.

2.   Footnote 2 to the table of Annual Fund Operating Expenses describes the terms of the
Adviser's contractual agreement to waive its advisory fee and to reimburse the Fund for
operating expenses, "until at least   , 2014." Please confirm to us that this date will be no
less than one year from the effective date of the Fund's registration statement. See Instruction

3(e) to Item 3 of Form N-1A. Also, please file the contractual agreement as an exhibit to the registration statement.

Principal Investment Strategies (Page 3)

3.   The second paragraph of this section states that the Fund "***intends*** to invest at least 80% of its ***net assets***" in equity securities issued by companies with market capitalizations within the capitalization range of companies included in the Russell 2000 Growth Index. (Emphasis added.) Please revise this policy to provide that, under normal circumstances, the Fund ***will*** invest at least 80% of ***the value of its assets,*** or alternatively, ***the value of its net assets, plus the amount of any borrowings for investment purposes,*** in small cap equities. See Rules 35d-1(a)(2)(i) and 35d-1(d)(2) under the Investment Company Act of 1940 (the "Investment Company Act"). Please make similar revisions to the 80% investment policies for the other Funds. In addition, as of December 31, 2012, the largest company in the Russell 2000 Growth Index had a market capitalization of $4.664 billion. Since the Fund's upper market capitalization limit is larger than what is generally considered to be a small cap company, please explain to us why the Fund's definition of small capitalization companies is appropriate.

4.   The fourth paragraph of this section states that the Fund's equity securities will include bonds and debentures convertible into equities. Please disclose the Fund's credit quality and maturity policies regarding these securities. Also, please disclose the risks of these types of investments in the summary of principal risks, and in the discussion of the Fund's principal risks in the full prospectus.

5.   The fourth paragraph of this section also states that the Fund may invest in securities of domestic or foreign private investment vehicles, while the sixth paragraph of this section states that the Fund may invest in relatively newly-formed companies, or companies that may be contemplating an initial public offering of their shares. Please disclose the risks of these types of investments in the summary of principal risks, and in the discussion of the Fund's principal risks in the full prospectus.

6.   The last paragraph of this section states that the Fund may enter into derivatives transactions. Please explain to us whether derivatives will be included in the calculation of the Fund's compliance with its 80% policy and, if so, how derivatives will be valued for this purpose.

        Additionally, the last paragraph of this section, and the derivatives risk disclosure in the Principal Risk section that follows, are very general. Please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010, and revise the disclosures in these sections accordingly. See http://www.sec.gov/divisions/ investment/guidance/ici073010.pdf.

Principal Risks (Page 4)

7.   The tenth bullet point in this section describes the Fund's risks relative to large, medium, and small capitalization issuers. Since the Fund will primarily invest in small capitalization companies, please also provide a separate bullet point describing the risks of investing in small capitalization companies.

8.   Since "growth" is contained in the Fund's name, and the Fund will invest in "growth" stocks, please disclose the risks associated with this style of investing.

Fund Summary — DoubleLine Equities Global Technology Fund

Principal Investment Strategies (Page 15)

9.   The third paragraph of this section provides that the Fund intends to be invested in issuers from at least three different countries, including the United States. Given that the term "global" is in the Fund's name, please expressly describe how the Fund will "invest [its] assets in investments that are tied economically to a number of countries throughout the world." See Investment Company Names, Investment Company Act Release No. 24828, at n.42 (Jan. 17, 2001). For example, the Fund could include a policy that, under normal market conditions, it will invest significantly (i.e., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the fund would invest at least 30% of its assets) in companies organized or located outside the U.S. or doing a substantial amount of business outside the U.S.

Additional Information About Principal Investment Strategies and Principal Risks

DoubleLine Equities Growth Fund — Principal Risks (Page 25)

10.   This section provides a list of the Fund's principal risks. Since one of the risks listed in this section is "Foreign Currency Risk," please provide a summary of this risk in the summary of principal risks for this Fund. See Item 4(b)(1)(i) of Form N-1A.

DoubleLine Equities Global Technology Fund — Principal Risks (Page 28)

11.   This section provides a list of the Fund's principal risks. Since one of the risks listed in this section is "Depositary Receipts Risk," please provide a summary of this risk in the summary of principal risks for this Fund. See Item 4(b)(1)(i) of Form N-1A.

How to Buy Class I Shares — General Information (page 40)

12.   The second sentence of the second paragraph of this section states that purchase orders will be priced based on the next NAV calculated after your order is "accepted." Please revise this sentence to state that purchase orders will be priced based on the next NAV calculated after your order is "received." See Rule 22c-1 under the Investment Company Act.

How to Redeem Shares — Redemptions by Telephone (Page 48)

13.   The first paragraph of this section discloses that wires of redemption proceeds are subject to a $15 fee. Please disclose this fee in the table of Shareholder Fees for each Fund.

STATEMENT OF ADDITIONAL INFORMATON

Investment Restrictions — Fundamental Policies (Page 1)

14.   Fundamental policy 4(a)(i) in this section provides that bank loans and loan participations will be considered investments in the industry of the underlying borrower. Please provide detailed descriptions of bank loans and loan participations in the Investment Strategies section of the Statement of Additional Information. Also, please revise policy 4(a)(i) to provide that, when a bank loan or loan participation does not shift to the Fund the direct debtor-creditor relationship with the borrower, the Fund will treat both the financial intermediary and the borrower as "issuers" for purposes of the Fund's fundamental industry concentration policy. See Pilgrim Prime Rate Trust (SEC No-Action Letter (June 29, 1989)). Additionally, fundamental policy 4(a)(iii) states that derivatives counterparties are not considered to be part of any industry except to the extent required by applicable law. Since it is the position of the staff of the Division of Investment Management that counterparties are part of an industry, please revise this policy.

        Finally, fundamental policy 4(b) states that DoubleLine Equities Global Technology Fund may not purchase the securities of any issuer if, as a result, less than 25% of the Fund's total assets would be invested in the securities of issuers principally engaged in technology-related industries. Please revise this section to provide an affirmative statement disclosing that the Fund will concentrate in technology-related industries.

Trustees and Officers (Page 34)

15.   We note that most of the information regarding the Fund's board of trustees has not been provided. Please ensure that disclosure provided in a subsequent pre-effective amendment satisfies the requirements of Item 17 of Form N-1A, and includes a statement indicating why the Fund has determined that its leadership structure is appropriate given the specific characteristics or circumstances of the Fund.

GENERAL COMMENTS

16.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

17.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities

Act of 1933 (the "Securities Act"), please identify the omitted information to us, preferably before filing the final pre-effective amendment.

18.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

19.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

20.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.

Sincerely,

Edward P. Bartz
Staff Attorney